UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

K-V Pharmaceutical Company

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

482740206

(CUSIP Number)

Capital Ventures International

c/o Susquehanna Advisors Group, Inc.

Attention: General Counsel

401 City Avenue – Suite 220

Bala Cynwyd, PA 19004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482740206

1.	Name of Reporting Person Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ **

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

* Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and, as such, may exercise voting and dispositive power over any shares owned by Capital Ventures International.

** As a result of the agreements described in Item 4, the Reporting Persons (as defined herein) may be deemed to be the beneficial owners of Class A Shares (as defined herein) or Convertible Notes (as defined below) beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) any Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares. “Convertible Notes” means those certain 2.5% Contingent Convertible Subordinated Notes due 2033 issued pursuant to that certain indenture (as amended) dated as of May 16, 2003, among K-V Pharmaceutical Company and Deutsche Bank Trust Company Americas, as indenture trustee.

CUSIP No. 482740206

1.	Name of Reporting Person Susquehanna Advisors Group, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ **

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

* Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and, as such, may exercise voting and dispositive power over any shares owned by Capital Ventures International.

** As a result of the agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Class A Shares or Convertible Notes beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) any Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

Item 1.	Security and Issuer

The name of the issuer is K-V Pharmaceutical Company, a corporation incorporated in the State of Delaware (the “Issuer”). The principal offices of the Issuer are located at One Corporate Woods Drive, Bridgeton, MO 63044. This Schedule 13D relates to the Issuer’s Class A common shares, par value $0.01 per share (the “Class A Shares”).

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Capital Ventures International (“CVI”) and Susquehanna Advisors Group, Inc. (“SAGI” and, with CVI, the “Reporting Persons”).

CVI is a company organized under the laws of the Cayman Islands, with its principal place of business and principal office located at The Harbour Trust Co. Ltd., Winward 1, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands. CVI is a company engaged in the purchase of securities for investment. The entire share capital of CVI is owned by CVI Holdings, LLC, a Delaware limited liability company (“CVIH”). The principal business of CVIH is to act as the holding company for CVI. CVIH’s principal place of business and principal office is located at 1201 N. Orange Street — Suite 715, Wilmington, DE 19801.

SAGI is a corporation organized under the laws of the Commonwealth of Pennsylvania, with its principal place of business and principal office located at 401 City Avenue — Suite 220, Bala Cynwyd, PA 19004. SAGI is a company engaged in the provision of investment management services to affiliates including, without limitation, CVI. As investment manager to CVI, SAGI may exercise voting and dispositive power over securities owned by CVI.

SAGI’s directors are Jeffrey Yass, Arthur Dantchik, Mark Dooley and Joel Greenberg. The executive officers of SAGI are Arthur Dantchik, President, Joel Greenberg, Vice President and Secretary and Brian Sullivan, Treasurer. Messrs. Yass, Dantchik, Dooley, Greenberg and Sullivan are U.S. citizens and are engaged in the investment business. Messrs. Yass, Dantchik, Dooley, Greenberg and Sullivan have a business address at 401 City Avenue — Suite 220, Bala Cynwyd, PA 19004.

CVI’s directors are Arthur Dantchik, Joel Greenberg and William Walmsley, a British citizen with a business address of The R&H Trust Co. Ltd., Winward 1, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

Jeffrey Yass is the person who ultimately controls CVI and SAGI with respect to the matters described herein.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

CVI acquired the Convertible Notes with general corporate funds in the ordinary course of business. Neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2, beneficially owns any Class A Shares, including Class A shares issuable upon conversion of the Convertible Notes. The Reporting Persons believe that the Convertible Notes are not currently convertible into Class A shares.

Item 4.	Purpose of Transaction

On August 4, 2012, each of the Issuer, K-V Discovery Solutions, Inc., DrugTech Corporation, FP1096, Inc., K-V Generic Pharmaceuticals, Inc., K-V Solutions USA, Inc., Ther-Rx Corporation and Zeratech Technologies USA, Inc. (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On May 3, 2013, the Issuer and (i) CVI, (ii) Greywolf Capital Overseas Master Fund, Greywolf Capital Partners II LP, and Greywolf Opportunities Fund LLC (collectively, “Greywolf”), (iii) Kingdon Associates, Kingdon Credit Master Fund L.P., Kingdon Family Partnership, L.P., and M. Kingdon Offshore Master Fund L.P. (collectively, “Kingdon”), and (iv) Deutsche Bank Securities Inc., solely with respect to the Distressed Products Group thereof (“DBSI-DPG”, and together with CVI, Greywolf and Kingdon, the “Investors”), entered into a Stock Purchase and Backstop Agreement (the “Original Agreement”).  The Original Agreement contemplated, among other things, a financial restructuring of the Issuer and the other Debtors pursuant to a chapter 11 plan of reorganization of the Debtors (the “Restructuring”) pursuant to which: (i) on the terms and subject to the conditions of the Original Agreement, the Investors would purchase directly from the Issuer (the “Direct Purchase Commitment”) in the aggregate 8,250,000 shares of the new common stock of the reorganized Issuer (“New Common Stock”) at a price of $20.00 per share; (ii) holders of Convertible Notes would receive, in full satisfaction of their claims in respect thereof, (A) the opportunity to participate in the rights offering described in clause (iii) below and (B) their pro rata share of 842,697 shares of New Common Stock (the “Convertible Distribution”); (iii) the Issuer would conduct a rights offering pursuant to which holders of Convertible Notes that are “accredited investors” would have the opportunity (pro rata based on their relative holdings of the Convertible Notes) to purchase up to 4,250,000 shares of New Common Stock at a price of $20.00 per share (the “Rights Offering”); (iv) on the terms and subject to the conditions of the Original Agreement, certain of the Investors would purchase any shares of New Common Stock which are not subscribed for in the Rights Offering; (v) on the terms and subject to the conditions of the Original Agreement, the Issuer would issue and deliver to the Investors in the aggregate 702,247 shares of New Common Stock as a commitment fee (the “Commitment Fee”); and (vi) the proceeds from the Rights Offering and direct purchase would be used to fund cash payments to be made by the Issuer pursuant to the Restructuring, including to make cash payments to holders of the Issuer’s 12% Senior Secured Notes due March 15, 2015 (the “Senior Notes”) in respect thereof.  However, in response to an alternative restructuring plan proposed by Silver Point Finance, LLC (“SilverPoint”), a holder of Senior Notes, the Issuer did not seek the Bankruptcy Court’s approval of the Original Agreement (without which the Original Agreement never became effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors and the Issuer, on May 28, 2013, the Investors and the Issuer executed an Amended and Restated Stock Purchase and Backstop Agreement, which amended and restated the Original Agreement in its entirety (the “Amended Agreement”).  The Amended Agreement and the Restructuring contemplated thereby were substantially similar to the Original Agreement and the Restructuring contemplated thereby, except that: (i) the Direct Purchase Commitment was reduced to an aggregate of 3,750,000 shares of New Common Stock; (ii) the Convertible Distribution was increased to 1,093,750 shares of New Common Stock; (iii) the shares of New Common Stock to be offered in the Rights Offering (including shares underlying rights which the Investors agreed to exercise) were increased to 10,000,000 shares of New Common Stock; (iv) the Investors agreed to exercise all of their rights to purchase shares of New Common Stock in connection with the Rights Offering; and (v) the shares issuable as a Commitment Fee increased to an aggregate of 781,250 shares of New Common Stock.  However, in response to further proposals from SilverPoint, the Issuer did not seek the Bankruptcy Court’s approval of the Amended Agreement (without which the Amended Agreement never became effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors, the Issuer and SilverPoint, on June 6, 2013, the Investors entered into the following agreements: (i) a Second Amended and Restated Stock Purchase and Backstop Agreement (the “SPBA”), dated as of June 6, 2013, by and among the Issuer and the Investors; and (ii) a Plan Support Agreement (the “PSA”), dated as of June 6, 2013, by and among the Investors and certain other holders of Convertible Notes signatory thereto (collectively, the “Ad Hoc Group”). In addition, on June 21, 2013, the Investors entered into a Share Purchase Agreement (the “SP Agreement”), dated as of June 21, 2013, by and among the Investors, SilverPoint and the Issuer, in connection with a settlement among the Issuer, SilverPoint, and the Investors with respect to the Restructuring. The summaries of the SPBA, the PSA and the SP Agreement below are qualified in their entirety by reference to the text of the SPBA, the PSA and the SP Agreement, copies of which are incorporated by reference into Exhibit 2, Exhibit 3 and Exhibit 4,  respectively, and are incorporated herein by reference. All capitalized terms not herein defined are defined in the SPBA. In connection with the execution of the SP Agreement, the Chapter 11 Plan (as defined in the SPBA) and the form of the New Stockholders Agreement (as defined in the SPBA) (which were both exhibits to the SPBA) were amended with the consent of the Investors and the Issuer, copies of which are incorporated by reference into Exhibit 5 and Exhibit 6, respectively, and are incorporated herein by reference. The SPBA, the Chapter 11 Plan (as defined in the SPBA), the PSA and the SP Agreement contemplate a Restructuring supported by each of the Investors, the Debtors, the Ad Hoc Group and SilverPoint.

The SPBA provides, among other things, on the terms and subject to the conditions therein, that the Restructuring shall be on terms substantially similar to the terms set forth in the Amended Agreement except: (i) the shares to be offered in the Rights Offering (including shares underlying rights which the Investors, and members of the Ad Hoc Group, agree to exercise) were increased to 11,900,000 shares of New Common Stock; and (ii) the Direct Purchase Commitment was further reduced to an aggregate of 1,850,000 shares of New Common Stock.  The SPBA contemplates that at the effective time of the Restructuring, the Issuer, the Investors and certain other holders of New Common Stock will enter into a stockholders agreement in the form and substance attached as Exhibit D to the SPBA, providing for, among other things, board representation, transfer restrictions, drag-along and tag-along rights and preemptive rights.

The PSA provides, among other things, on the terms and subject to the conditions therein, that: (i) the Ad Hoc Group will support the Restructuring and the confirmation and implementation of the Chapter 11 Plan (as defined in the SPBA); (ii) each Ad Hoc Group member will purchase certain shares of New Common Stock which are not subscribed for in the Rights Offering (subject to a cap as set forth in the PSA); and (iii) upon the Closing (as defined in the SPBA), such Ad Hoc Group Member shall be entitled to receive a portion of the Commitment Fee shares otherwise payable to the Investors under the SPBA.

The SP Agreement provides, among other things, on the terms and subject to the conditions therein, that upon the Closing contemplated by the SPBA: (i) the Issuer shall sell to SilverPoint, in lieu of to the Investors, a number of Direct Subscription Shares set forth in the SP Agreement; (ii) SilverPoint shall, to the extent Investors are required to purchase any Unsubscribed Shares (as defined in the SPBA) pursuant to the SPBA, purchase such Unsubscribed Shares in the manner and in such amounts as set forth in the SP Agreement; and (iii) the Issuer shall issue and deliver to SilverPoint, in lieu of to the Investors, a number of Commitment Fee Shares as set forth in the SP Agreement.

Assuming the Restructuring and the other transactions contemplated by the SPBA, PSA and SP Agreement are consummated in accordance with their respective terms, immediately following the Closing the Reporting Persons would own 3,870,000 shares of New Common Stock, representing approximately 24.70% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

As a result of the arrangements in the SPBA, the PSA and the SP Agreement, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Act with the other Investors, the Ad Hoc Group and/or SilverPoint, as applicable. The Reporting Persons expressly disclaim (i) membership in a group with any of the other Investors, the Ad Hoc Group and/or SilverPoint and (ii) beneficial ownership of any Class A Shares or Convertible Notes held by any of the other Investors, the Ad Hoc Group and/or SilverPoint.

Neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2,is a party to any additional agreements with respect to the voting or disposition of the Class A Shares, including the Class A Shares issuable upon conversion of the Convertible Notes, or the Convertible Notes. The Reporting Persons do not believe that the Convertible Notes are currently convertible into Class A shares.

The Convertible Notes owned by the Reporting Persons were acquired by CVI in the ordinary course of business with general corporate funds.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.  The Reporting Persons may work with the other Investors, the Debtors, SilverPoint and/or the members of the Ad Hoc Group and their respective advisors, the Debtor’s other equityholders or creditors and other stakeholders to develop plans and proposals regarding the Issuer.

Notwithstanding anything contained herein, but subject to CVI’s obligations under the SPBA, the PSA and the SP Agreement, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Other than as described in this statement, neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   As of July 19, 2012, based solely on information provided by the Issuer in the Schedule 14A filed on July 26, 2012, the total number of issued and outstanding Class A Shares was 49,007,569.

(b)   Neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2,  beneficially owns or has shared or sole power to vote or dispose of any Class A Shares, including Class A shares issuable upon conversion of the Convertible Notes. The Reporting Persons do not believe that the Convertible Notes are currently convertible into Class A shares.

The Reporting Persons hold Convertible Notes in the aggregate principal amount of $49,500,000.  Based on publicly available information (Bloomberg), the conversion price for the Convertible Notes is $23.01 per share; therefore, if the Convertible Notes held by the Reporting Persons were convertible as of the date hereof, they would be convertible into 2,151,239 Class A Shares. Assuming conversion of all of the Convertible Notes held by the Reporting Persons, the Reporting Persons would beneficially own and have the power to vote and dispose of 2,151,239 Class A Shares, representing approximately 4.2% of the issued and outstanding Class A Shares.

The aggregate number of Class A Shares and Convertible Notes described above does not include any Class A Shares or Convertible Notes beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Act in which either Reporting Person may be deemed a member.

Immediately after the consummation of the Restructuring, and assuming the Restructuring is consummated and each of the SPBA, PSA and SP Agreement is consummated in accordance with their respective terms, the Reporting Persons would own 3,870,000 shares of New Common Stock, representing approximately 24.70% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

(c)   Neither of the Reporting Persons nor, to the best of their knowledge, any individual or entity named in Item 2, has effected any transactions in Class A Shares or Convertible Notes during the past sixty days.

(d)   Not Applicable.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CVI and SAGI are parties to an Amended and Restated Discretionary Investment Management Agreement which agreement includes a Limited Power of Attorney attached hereto as Exhibit 7.

See “Item 4.  Purpose of Transaction” for a description of the SPBA, the PSA and the SP Agreement and the transactions contemplated thereby, which are qualified in their entirety by reference to the text of the SPBA, the PSA and the SP Agreement, copies of which are incorporated by reference into Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships involving any of the individuals and entities named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2

Second Amended and Restated Stock Purchase and Backstop Agreement, dated as of June 6, 2013, incorporated herein by reference to Exhibit 99.1 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

Exhibit 3	Plan Support Agreement, dated as of June 6, 2013, incorporated herein by reference to Exhibit 99.2 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

Exhibit 4	Share Purchase Agreement, dated as of June 21, 2013, incorporated herein by reference to Exhibit 99.3 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

Exhibit 5	Chapter 11 Plan, amended as of June 21, 2013, incorporated herein by reference to Exhibit 99.4 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

Exhibit 6	Form of New Stockholders Agreement, amended as of June 21, 2013, incorporated herein by reference to Exhibit 99.5 to the Deutsche Bank AG Schedule 13D filed with the Commission on July 12, 2013

Exhibit 7	Limited Power of Attorney

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2013

Capital Ventures International
By: Susquehanna Advisors Group, Inc., its authorized agent

By:	/s/ Brian Sullivan
Name:	Brian Sullivan
Title:	Treasurer

Susquehanna Advisors Group, Inc.

By:	/s/ Brian Sullivan
Name:	Brian Sullivan
Title:	Treasurer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

(i)

the joint filing on behalf of each of them of a statement on Schedule 13D (including subsequent amendments thereto) with respect to Class A Common Shares, par value $0.01 per share, of K-V Pharmaceutical Company, and

(ii)	the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 31st day of July, 2013.

Capital Ventures International

By: Susquehanna Advisors Group, Inc., its authorized agent

By:	/s/ Brian Sullivan
Name:	Brian Sullivan
Title:	Treasurer

Susquehanna Advisors Group, Inc.

By:	/s/ Brian Sullivan
Name:	Brian Sullivan
Title:	Treasurer

EXHIBIT 7

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 4th day of December, 2012 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Winward 1, Regatta Office Park, West Bay Road, Grand Cayman KY1-1103, Cayman Islands,

WHEREAS, by agreement dated December 4, 2012, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that William Walmsley, Director of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

Capital Ventures International

By:	/s/ William Walmsley
William Walmsley, Director